FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                               Dated May 17, 2004

                        Commission File Number: 001-14666

                            ISPAT INTERNATIONAL N.V.
                 (Translation of registrant's name into English)

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---         ---


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                        ---   ---

         If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---.






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                                      INDEX



Exhibit 1.1 Financial Statements of Ispat Inland L.P. for the first quarter of 2004



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ISPAT INTERNATIONAL N.V.



Date:  May 17, 2004                     By  /s/ Bhikam C. Agarwal
                                           ----------------------------
                                        Name:  Bhikam C. Agarwal
                                        Title: Chief Financial Officer



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                                  EXHIBIT INDEX

1.1   Financial Statements of Ispat Inland L.P. for the first quarter of 2004